1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

July 28, 2025

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Soo Im-Tang

Re: Lazard Active ETF Trust (the “Trust” or “Registrant”) (File Nos. 811-24041 and 333-285466)

Dear Ms. Im-Tang:

Thank you for the comments provided telephonically to Vince Nguyen and Tyler Fabiani of Dechert LLP on July 1, 2025 regarding Post-Effective Amendment No. 1 to the Registrant’s registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on May 21, 2025 on behalf of: (i) Lazard Global Infrastructure ETF and (ii) Lazard US Systematic Small Cap Equity ETF (each, a “Portfolio,” and collectively, the “Portfolios”), each a series of the Registrant.

The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. For your convenience, we have restated the comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

GENERAL

Comment 1.	Please provide your responses to the Staff’s comments as a correspondence filing via EDGAR at least five business days prior to the effective date of the filing.

Response 1.	We confirm we will file responses in a correspondence filing via EDGAR at least five business days prior to the effective date of the filing.

PROSPECTUS

Comment 2.	With respect to the “Summary—Lazard Global Infrastructure ETF—Principal Investment Strategies” section of the Prospectus, please include a definition for master limited partnerships (“MLPs”).

Response 2.	The Registrant notes that the Portfolio’s investments in MLPs, if any, will be so limited that inclusion of disclosure of this security type in the Prospectus as part of the Portfolio’s principal strategies and risk is no longer warranted. Accordingly, the Prospectus disclosure
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will be revised to remove references to MLPs. The Statement of Additional Information (“SAI”) will continue to include references to this security type.

Comment 3.	With respect to Lazard Global Infrastructure ETF’s investment in MLPs, please include current income tax expense and/or deferred income tax expense lines in the Portfolio’s fee and expense table.

Response 3.	As noted above in response to Comment 2, investments in MLPs are no longer anticipated to be part of Lazard Global Infrastructure ETF’s principal strategies.

Comment 4.	With respect to the last sentence of the third paragraph in the “Summary—Lazard Global Infrastructure ETF—Principal Investment Strategies” section of the Prospectus, please define “emerging markets countries.”

Response 4.	The disclosure has been revised accordingly.

Comment 5.	With respect to Lazard Global Infrastructure ETF’s investment in MLPs, please include a tax risk that discloses the following:
a)	if the Portfolio retains a MLP investment until its basis is reduced to zero, subsequent distributions from the MLP will be taxable to the Portfolio at ordinary income tax rates;
b)	if a MLP that the Portfolio enlists amends its partnership tax returns, shareholders may receive a corrected Form 1099 from the Portfolio, which may require shareholders to amend their own federal, state or local tax returns; and
c)	if the Portfolio invests in equity interests of MLPs, please confirm if that includes general partner (“GP”) interests in the MLP.

Response 5.	As noted above in response to Comment 2, investments in MLPs are no longer anticipated to be part of Lazard Global Infrastructure ETF’s principal strategies.

Comment 6.	With respect to the “Summary—Lazard Global Infrastructure ETF—Principal Investment Risks” section of the Prospectus, please consider including a separate risk for “Energy Sector Risk,” given Lazard Global Infrastructure ETF’s investment in MLPs.

Response 6.	As noted above in response to Comment 2, investments in MLPs are no longer anticipated to be part of Lazard Global Infrastructure ETF’s principal strategies.

Comment 7.	In the “Summary—Lazard Global Infrastructure ETF—Principal Investment Strategies” section of the Prospectus, please consider including descriptions of the repurchase agreements that the Portfolio intends to enter into.

Response 7.	The disclosure has been revised accordingly.

Comment 8.	The “Summary—Lazard Global Infrastructure ETF—Principal Investment Strategies” section of the Prospectus states that “The Investment Manager generally focuses on companies with a minimum market capitalization of at least $2 billion.” If
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investing in large cap companies is a principal investment strategy, please include a related discussion in the “Investment Strategies” section.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	Please consider including a “Cash Transactions Risk” in the “Investment Strategies and Investment Risks—Investment Risks” section of the Prospectus, as applicable.

Response 9.	The Registrant notes that it is anticipated that creation units for each Portfolio will be effected principally in-kind and thus respectfully declines to include the requested risk with respect to each Portfolio in the Prospectus.

Comment 10.	With respect to the “Summary—Lazard US Systematic Small Cap Equity ETF—Principal Investment Strategies” section of the Prospectus, please confirm that the market capitalization ranges and date will be updated, as appropriate, in reference to the Russell 2000 Index’s description of “small cap companies.”

Response 10.	The Registrant confirms that the market capitalization ranges and date of the Russell 2000 Index have been updated.

Comment 11.	With respect to the last sentence of the second paragraph of the “Summary—Lazard US Systematic Small Cap Equity ETF—Principal Investment Strategies” section of the Prospectus, please define “emerging markets companies.”

Response 11.	The Registrant notes that Lazard US Systematic Small Cap Equity ETF’s investments in emerging markets companies, if any, will be so limited that inclusion of disclosure of this security type in the Prospectus as part of the Portfolio’s principal strategies and risk is no longer warranted. Accordingly, the Prospectus disclosure for Lazard US Systematic Small Cap Equity ETF will be revised to remove references to emerging markets companies. The SAI will continue to include references to this security type.

Comment 12.	With respect to the “Summary—Lazard US Systematic Small Cap Equity ETF—Performance Bar Chart and Table—Average Annual Total Returns” section of the Prospectus, please insert footnotes describing each of the Russell 3000 Index and Russell 2000 Index.

Response 12.	The disclosure has been revised accordingly.

Comment 13.	The Staff notes that “Natural Resources Risk” is listed as a risk for Lazard Global Infrastructure ETF in the “Investment Strategies and Investment Risks—Investment Risks” section of the Prospectus. Please consider whether this risk should also be included as a principal investment risk in the “Summary—Lazard Global Infrastructure ETF—Principal Investment Risks” section of the Prospectus.

Response 13.	The Registrant hereby confirms that Natural Resources Risk is not currently expected to be a principal risk of Lazard Global Infrastructure ETF and thus respectfully declines to include the risk in the “Summary—Lazard Global Infrastructure ETF—Principal Investment Risks” section of the Prospectus.
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SAI

Comment 14.	With respect to Investment Restriction 3 under the “Investment Restrictions” section, please delete or otherwise reconcile the references to “Lazard Next Gen Technologies ETF.”

Response 14.	We respectfully acknowledge your comment; however, the SAI is intended to be a combined SAI for all series of the Trust. Investment Restriction 3 thus contains certain provisions exclusively applicable to each of Lazard Next Gen Technologies ETF and Lazard Global Infrastructure ETF, each a series of the Trust. Accordingly, the disclosure referenced above is appropriate and no changes have been made in response to this comment.

Comment 15.	In the “Investment Restrictions” section, to the extent the Portfolios invest in the securities of other investment companies, please confirm that each Portfolio will consider the concentrations of underlying investment companies in which it invests in determining compliance with each Portfolio’s concentration policies.

Response 15.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Portfolio invests for purposes of determining the Portfolio’s compliance with its concentration policy. To the extent that the Trust determines that a Portfolio’s investments in an underlying investment company exposes the Portfolio to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Registration Statement.

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We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai

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